RENOVORX, INC.

2570 West El Camino Real, Suite 640

Mountain View, CA 94040

April 23, 2026

VIA EDGAR

U.S. SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Attention: Alan Campbell

Re:	RenovoRx, Inc.
Registration Statement on Form S-3 Filed April 16, 2026 File No. 333-295108

Dear Mr. Campbell:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, RenovoRx, Inc. (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement, so that it will become effective at 4:30 p.m., Eastern time, on Monday, April 27, 2026 (the “Effective Time”). The Company hereby grants to Lawrence A. Rosenbloom, Esq. of Ellenoff Grossman & Schole LLP the authority to communicate to the staff of the U.S. Securities and Exchange Commission one or more requests for any potential deferral of the Effective Time.

Very truly yours,

/s/ Shaun R. Bagai
Shaun R. Bagai
Chief Executive Officer